FREEMAN CHAN SHUANG ZHAO DENISE SHIU PARTNERS CHRIS CHURL-MIN LEE[1] REGISTERED FOREIGN LAWYER ROBERT K. WILLIAMS RAYMOND LAM COUNSEL 1 Admitted to practice in New York

Hysan Place, 37th Floor

500 Hennessy Road, Causeway Bay

Hong Kong

T: +852 2521 4122

F: +852 2845 9026

clearygottlieb.com

NEW YORK • WASHINGTON, D.C. • PARIS • BRUSSELS • LONDON

MOSCOW • FRANKFURT • COLOGNE • ROME • MILAN • BEIJING

BUENOSAIRES • SÃO PAULO • ABU DHABI • SEOUL • SILICON VALLEY

D: +852 2532 3783

szhao@cgsh.com

November 21, 2022

Rucha Pandit

Dietrich King

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Boqii Holding Limited

Response to the Staff’s Comments on Amendment No. 1 to Registration Statement on Form F-3

Filed November 15, 2022

File No. 333-267919

Dear Ms. Pandit and Mr. King:

On behalf of our client, Boqii Holding Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 17, 2022 regarding the Company’s Amendment No. 1 to Registration Statement on Form F-3 filed with the SEC on November 15, 2022 (the “Registration Statement”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

* * * *

Cleary Gottlieb Steen & Hamilton (Hong Kong) is affiliated with Cleary Gottlieb Steen & Hamilton LLP, a Limited Liability Partnership registered in New York.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Securities and Exchange Commission

November 21, 2022

Amendment No. 1 to Registration Statement on Form F-3 Filed November 15, 2022

Holding Company Structure and Contractual Agreements with the VIEs, page 6

1.

We note the diagram on page 12 does not show a transfer of funds from your Free Flow Holding Limited subsidiary to the VIE named Suzhou Xingyun. Please either clarify that there is no transfer of funds through Free Flow Holding Limited to its associated VIE or revise your disclosure on page 12 to ensure consistency with the diagram on page 6.

Response: The Company respectfully advises the Staff that the diagram on page 12 summarizes how funds were transferred among the Company, its subsidiaries, and the VIEs as of March 31, 2022. Meiyizhi WFOE, a wholly owned subsidiary of Free Flow Holding Limited (a direct subsidiary of the Company), entered into a new VIE contractual arrangement with Suzhou Xingyun in April 2022. Therefore, as of March 31, 2022, there had not been any transfer of funds between Free Flow Holding Limited and Suzhou Xingyun.

Securities and Exchange Commission

November 21, 2022

If you have any questions regarding the Registration Statement, please contact Shuang Zhao by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Yingzhi (Lisa) Tang, the co-chief executive officer of Boqii Holding Limited, by telephone at +180-1851-3366 or via e-mail at lisa@boqii.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:	Ms. Yingzhi (Lisa) Tang (lisa@boqii.com), Co-Chief Executive Officer, Boqii Holding Limited

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